April 18, 2025

Gregory Poilasne
Chief Executive Officer
Nuvve Holding Corp.
2488 Historic Decatur Road, Suite 230
San Diego, CA 92106

       Re: Nuvve Holding Corp.
           Registration Statement on Form S-1
           Filed April 7, 2025
           File No. 333-286407
Dear Gregory Poilasne:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 7, 2025
General

1. We note that you are registering the resale of up to 41,035,354 shares of "Common
       Stock issuable upon the conversion or exercise of future Notes or Warrants, respectively, issuable upon the exercise of outstanding Additional Investment Rights."
       Because these "future Notes or Warrants" are not yet outstanding and will not be outstanding until the selling stockholders exercise the Additional Investment Right to receive them, it does not appear appropriate at this time to register the resale of the associated common stock. Please revise your registration statement accordingly or provide us your legal analysis as to why you are able to register these shares at this time. Refer generally to Securities Act Compliance Disclosure and Disclosure
       Interpretation 139.11.
 April 18, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing